Filed Pursuant to Rule 424(b) (5)
File No: 333-63370
PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED JULY 3, 2001
$200,000,000

Michigan Consolidated Gas Company

6 1/8% Senior Notes due 2008

     We will pay interest on the notes on March 1 and September 1 of each year, beginning March 1, 2002. The notes will mature on September 1, 2008.

     We may redeem the notes at our option, in whole or in part, at any time at the redemption prices set forth in this prospectus supplement. There is no sinking fund for the notes.

     We will issue collateral first mortgage bonds to secure the notes. On the date that we have retired all of our first mortgage bonds, other than the collateral first mortgage bonds, the notes will either become unsecured and rank equally with all of our other unsecured senior indebtedness or be secured by substitute collateral first mortgage bonds.

			Proceeds to
	Price	Underwriting	Michigan
	to	Discounts and	Consolidated Gas
	Public(1)	Commissions	Company(1)

Per Note	99.816%	0.625%	99.191%

Total	$199,632,000	$1,250,000	$198,382,000

(1)	Plus accrued interest, if any, from August 22, 2001.

     Delivery of the notes, in book-entry form only, will be made on or about August 22, 2001.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston	JPMorgan

Barclays Capital

The date of this prospectus supplement is August 15, 2001.

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS
SUMMARY
The Offering
USE OF PROCEEDS
CAPITALIZATION
SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION
DESCRIPTION OF NOTES
UNDERWRITING
NOTICE TO CANADIAN RESIDENTS

ABOUT THIS PROSPECTUS
CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS
MICHIGAN CONSOLIDATED GAS COMPANY
USE OF PROCEEDS
RATIOS OF EARNINGS TO FIXED CHARGES
SECURITIES
DESCRIPTION OF THE SENIOR DEBT SECURITIES
DESCRIPTION OF THE FIRST MORTGAGE BONDS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION

PROSPECTUS SUPPLEMENT

PROSPECTUS

      You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

      References in this prospectus supplement to “we,” “us,” “our” or “MichCon” refer to Michigan Consolidated Gas Company and its consolidated subsidiaries.

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS

      Statements contained in or incorporated by reference into this prospectus supplement or the accompanying prospectus include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements involve certain risks and uncertainties that may cause future results to differ materially from those contemplated, projected or estimated in such forward-looking statements. Factors that may impact forward-looking statements include, but are not limited to, the following:

•	the effects of weather and other natural phenomena;

•	increased competition from other energy suppliers as well as alternative forms of energy;

•	the capital intensive nature of MichCon’s business;

•	economic climate and growth in the geographic areas in which MichCon does business;

•	the uncertainty of gas reserve estimates;

•	the timing and extent of changes in commodity prices for natural gas, electricity and crude oil;

•	conditions of capital markets; and

•	the effects of changes in governmental policies and regulatory actions, including income taxes, environmental compliance and authorized rates, including limitations on the price of gas that may be recovered from customers.

      In addition, expected results will be affected by DTE Energy Company’s merger with MichCon’s parent company, MCN Energy Group Inc. (now DTE Enterprises, Inc.), and the timing of the accretive effect of such merger.

      Because such forward-looking statements are subject to assumptions, risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. You are cautioned not to place undue reliance on such statements, which speak only as of the date of this prospectus supplement, the accompanying prospectus or the date of any document incorporated by reference herein or therein.

      All subsequent written and oral forward-looking statements attributable to MichCon or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. We undertake no obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

      The factors discussed above and other factors are discussed more completely in our public filings with the SEC, including our annual report on Form 10-K for the year ended December 31, 2000 and our quarterly reports on Form 10-Q for the periods ended March 31, 2001 and June 30, 2001. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov and at DTE Energy’s web site at http://www.dteenergy.com. The information on this website is not incorporated by reference in this prospectus supplement or the accompanying prospectus. See “Where You Can Find More Information” in the accompanying prospectus.

SUMMARY

      This summary highlights important information about Michigan Consolidated Gas Company and this offering. It does not contain all the information that is important to you in connection with your decision to invest in the notes. We encourage you to read this prospectus supplement and the accompanying prospectus in their entirety as well as the information we incorporate by reference before making an investment decision.

Michigan Consolidated Gas Company

General

      MichCon is a Michigan corporation organized in 1898 and, with its predecessors, has been in business for more than 150 years. MichCon, an indirect, wholly-owned subsidiary of DTE Energy Company, which we refer to as DTE Energy, is a natural gas utility primarily engaged in the distribution and transmission of natural gas in the State of Michigan. MichCon also has subsidiaries involved in the gathering and transmission of natural gas in northern Michigan. MichCon operates one of the largest natural gas distribution and transmission systems in the United States. MichCon’s non-regulated operations are not significant. MichCon serves approximately 1.2 million residential, commercial and industrial customers in the Detroit, Grand Rapids, Ann Arbor, Traverse City, Marquette and Muskegon metropolitan areas and in various other communities throughout Michigan.

      The mailing address of MichCon’s principal executive office is 500 Griswold Street, Detroit, Michigan 48226, and its telephone number is (313) 965-2430.

The Merger

      MichCon became an indirect, wholly-owned subsidiary of DTE Energy on May 31, 2001, when MichCon’s parent company, MCN Energy Group Inc., was merged into DTE Enterprises, Inc., a wholly-owned subsidiary of DTE Energy. DTE Energy, DTE Enterprises, Inc. and MichCon’s direct parent company, MichCon Holdings, Inc., are exempt holding companies under the Public Utility Holding Company Act of 1935.

Other Recent Developments

      MichCon reported a loss of $22.8 million for the six months ended June 30, 2001 compared with earnings of $70.9 million for the comparable 2000 period. The decline reflects nonrecurring charges recorded in connection with completing the merger with DTE Energy. The comparison also reflects lower gross margins resulting from losses under the Gas Sales Program in 2001, attributable to higher gas cost. The Gas Sales Program is a three-year program that began in January 1999 under which MichCon’s gas sales rate includes a gas commodity component that is fixed at $2.95 per thousand cubic feet.

The Offering

      For a more complete description of the terms of the notes, see “Description of Notes.”

The Issuer	Michigan Consolidated Gas Company.

Offered Securities	$200,000,000 aggregate principal amount of 6 1/8% Senior Notes due 2008.

Maturity	The notes will mature on September 1, 2008.

Interest Rate and Payment Dates	We will pay interest on the notes at the rate of 6 1/8% per year in arrears on March 1 and September 1 of each year, beginning March 1, 2002.

Optional Redemption	The notes may be redeemed at our option, in whole or in part, at any time at the redemption prices described in this prospectus supplement. See “Description of Notes — Optional Redemption.”

Security	We will issue collateral first mortgage bonds to secure the notes. We refer to these bonds as collateral bonds. On the date that we have retired all of our first mortgage bonds, other than the collateral bonds, the notes will either become unsecured and rank equally with all of our other unsecured senior indebtedness or be secured by substitute collateral first mortgage bonds. We refer to this date as the release date. We currently have outstanding first mortgage bonds that mature as late as 2025. The release date will not occur before the notes mature, unless we redeem or repurchase, prior to the stated maturity of the notes, all of our outstanding first mortgage bonds, other than collateral bonds, that mature on or after the stated maturity of the notes.

Use of Proceeds	We estimate that the net proceeds of the offering will be approximately $198,032,000. We intend to use these proceeds for repayment of short-term and long-term borrowings and general corporate purposes.

USE OF PROCEEDS

      We will use the proceeds from the sale of the notes for repayment of short-term and long-term borrowings and general corporate purposes.

CAPITALIZATION

      The following table sets forth our cash and cash equivalents, notes payable, current portion of long-term debt and capital lease obligations and capitalization at June 30, 2001 and as adjusted to reflect the issuance of the notes and use of proceeds. The information set forth below is only a summary and should be read together with the consolidated financial statements of MichCon and the related notes, in each case incorporated by reference in this prospectus supplement and the accompanying prospectus.

	At June 30, 2001

		As
	Actual	Adjusted

	(unaudited)
	(in thousands)

Cash and cash equivalents	$5,634	$5,634

Notes payable	$184,724	$26,692

Current portion of long-term debt and capital lease obligations	$21,185	$21,185

Long-term debt (including capital leases and excluding current maturities)	$622,713	$782,713

Common shareholder’s equity	638,132	638,132

Total capitalization	$1,260,845	$1,420,845

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

      The following table includes our selected consolidated financial data on a historical basis for the three years ended December 31, 2000, the six months ended June 30, 2000 and June 30, 2001 and the twelve months ended June 30, 2001. The year-end financial data have been derived from our audited financial statements which have been examined and reported upon by Deloitte & Touche LLP, independent public accountants. See “Experts” in the accompanying prospectus. The financial data for the six months ended June 30, 2000 and June 30, 2001 and the twelve months ended June 30, 2001 have been derived from our unaudited condensed consolidated financial statements and include, in the opinion of our management, all adjustments, consisting of normal recurring accruals, necessary for a fair presentation of the financial data. The information below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the year ended December 31, 2000 and in our Quarterly Report on Form 10-Q for the period ended June 30, 2001, our financial statements and the related notes and the other financial or statistical information that we include or incorporate by reference in this prospectus supplement and the accompanying prospectus. See “Where You Can Find More Information” in the accompanying prospectus.

											Twelve
							Six Months Ended				Months Ended
	Year Ended December 31,						June 30,				June 30,

	1998		1999		2000		2000(9)		2001(9)		2001

	(dollars in thousands)						(unaudited)

Income Statement

Operating revenues	$1,033,658		$1,135,739		$1,144,342		$630,235		$658,390		$1,172,497

Operating expenses(1)	852,247		894,138		924,549		493,691		563,169		994,027

Merger and restructuring costs(2)	0		25,429		4,058		1,426		101,964		104,596

Property write down(3)	24,800		0		0		0		0		0

Operating income (loss)	156,611		216,172		215,735		135,118		(6,743)		73,874

Income (loss) before income taxes	112,793		162,825		164,487		108,817		(34,833)		20,837

Net income (loss)	76,976		106,336		109,534		70,927		(22,794)		15,813

Balance Sheet (end of period)

Total assets	2,172,525		2,282,728		2,311,938		2,166,922		2,147,985		2,147,985

Notes payable	221,169		237,785		278,762		42,869		184,724		184,724

Current portion of long-term debt and capital lease obligations	58,288		27,984		24,652		26,077		21,185		21,185

Long-term debt and capital lease obligations	619,835		680,909		641,369		642,594		622,713		622,713

Total debt	899,292		946,678		944,783		711,540		828,622		828,622

Shareholder’s equity	646,843		735,502		736,897		806,429		638,132		638,132

Total capitalization(4)	1,266,678		1,416,411		1,378,266		1,449,023		1,260,845		1,260,845

Other Financial Information

EBITDA(5)	287,473		343,024		332,016		191,503		154,324		294,837

Capital expenditures	153,475		135,933		117,645		49,446		45,898		114,097

Total margin(6)	582,129		651,814		637,820		343,607		305,288		599,501

Earnings/ fixed charges(7)(8)	2.87	x	3.74	x	3.64	x	4.51	x	—		1.31	x

EBITDA/interest	5.04	x	6.14	x	5.55	x	6.55	x	5.59	x	5.07	x

Operating Data

Gas sales and transportation deliveries (Bcf)	846.5		861.8		941.3		484.5		507.4		964.2

Heating degree days - % warmer than normal	19.3%		9.0%		5.5%		13.0%		8.8%		3.0%

(1)	Operating expenses exclude merger and restructuring costs and the property write down.

(2)	MichCon recorded in the six months ended June 30, 2001 a $79.3 million restructuring charge in connection with the merger between MCN and DTE Energy. The restructuring charge reflects the costs associated with 273 employees electing to retire early under a program designed to reduce the workforce in overlapping corporate support functions. Merger costs were incurred in 1999-2001 and represent legal, consulting, accounting, employee benefits and other expenses associated with the merger.

(3)	During 1998, MichCon recognized a $24.8 million loss from the write-down of a gas gathering pipeline system.

(4)	Total capitalization excludes notes payable, and the current portion of long-term debt and capital lease obligations.

(5)	EBITDA is calculated as the sum of: (a) net income or loss; (b) interest expense; (c) income tax expense; (d) depreciation and depletion expense; and (e) amortization expense. EBITDA excludes merger and restructuring costs, the property write-down and a $6.7 million loss recorded in May 2001 from the expected sale of interests in real estate partnerships. EBITDA is not a measure of performance under generally accepted accounting principles. EBITDA should not be considered as a substitute for net income or cash flow as indicators of financial performance or a company’s ability to generate liquidity. EBITDA as presented may not be comparable to other similarly titled measures used by other companies.

(6)	Revenues less related cost of gas.

(7)	MichCon is a guarantor of certain other debt. Fixed charges related to such debt, deemed to be immaterial, have been excluded in computing the ratios.

(8)	For the purpose of computing these ratios, earnings consist of net income plus income taxes and fixed charges. Fixed charges consist of total interest, amortization of debt discount, premium and expense and the estimated portion of interest implicit in rentals. For the six months ended June 30, 2001, fixed charges exceeded earnings by $36.2 million.

(9)	Because of seasonal and other factors, revenues, expenses and net income for the interim periods should not be construed as representative of revenues, expenses and net income for all or any part of the balance of the current year or succeeding periods.

DESCRIPTION OF NOTES

      Set forth below is a description of the specific terms of the notes. This description supplements, and should be read together with, the description of the general terms and provisions of the notes set forth in the accompanying prospectus under the caption “Description of the Senior Debt Securities.” The following description does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the description in the accompanying prospectus and the senior indenture, dated as of June 1, 1998, between MichCon and Citibank, N.A., as trustee, under which the notes will be issued, which we refer to as the senior indenture. We refer to Citibank, N.A. or any successor or additional trustee, in its capacity as trustee under the senior indenture, as the senior trustee for purposes of this prospectus supplement.

General

      The notes will be issued as a series of senior debt securities under the senior indenture. The notes will be limited in aggregate principal amount initially to $200,000,000. We may, without the consent of the holders, increase such principal amount in the future, on the same terms and conditions and with the same CUSIP number as the notes being offered hereby, subject to compliance with any limitations on our ability to issue collateral bonds securing the additional notes.

      The notes will be issued only in fully-registered form in denominations of $1,000 and its integral multiples. The notes will be issued in book-entry form through the facilities of The Depository Trust Company, also referred to as DTC. Transfers or exchanges of beneficial interests in the notes may be effected only through records maintained by DTC or its nominee. Settlement and secondary trading in the notes will be in same-day funds. Payments of principal, premium, if any, and interest will be made to DTC in immediately available funds as described in the accompanying prospectus. See “Description of the Senior Debt Securities — Book-Entry Securities” in the accompanying prospectus.

Interest and Principal

      The notes will bear interest at 6 1/8% per year from the date of original issuance, or the most recent interest payment date to which interest has been paid or duly provided for. We will pay interest in arrears on March 1 and September 1 of each year, beginning March 1, 2002. Interest will be paid to the person in whose name the applicable note is registered at the close of business on the date (whether or not such day is a business day) fifteen calendar days immediately preceding the applicable interest payment date. The amount of interest payable will be computed on the basis of a 360-day year of twelve 30-day months.

      The entire principal amount of the notes will mature and become due and payable, together with any accrued and unpaid interest thereon, on September 1, 2008. The notes are redeemable at the option of MichCon as described below under “— Optional Redemption.” The notes are not subject to any sinking fund provision.

      “Business day” means any day other than a day on which banking institutions in The State of New York or the State of Michigan are authorized or obligated pursuant to law or executive order to close. In the event that any interest payment date, redemption date or maturity date is not a business day, then the required payment of principal, premium, if any, and interest will be made on the next succeeding day that is a business day (and without any interest or other payment in respect of any such delay).

Optional Redemption

      The notes may be redeemed at our option, in whole or in part, at any time. The optional redemption price will be equal to the greater of:

•	100% of the principal amount of the notes being redeemed on the redemption date; or

•	the sum of the present values of the remaining scheduled payments of principal and interest on the notes being redeemed on that redemption date (not including any portion of any payments of interest accrued to the redemption date) discounted to the redemption date on a semiannual basis at the Adjusted Treasury Rate (as defined below) plus 25 basis points, as determined by the Reference Treasury Dealer (as defined below);

plus, in each case, accrued and unpaid interest thereon to the redemption date. Notwithstanding the foregoing, installments of interest on notes that are due and payable on interest payment dates falling on or prior to a redemption date will be payable on the interest payment date to the registered holders as of the close of business on the relevant record date according to the notes and the senior indenture. The redemption price will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

      If notice has been given as provided in the senior indenture and funds for the redemption of any notes called for redemption have been made available on the redemption date, such notes will cease to bear interest on the date fixed for redemption. Thereafter, the only right of the holders of such notes will be to receive payment of the redemption price.

      Notice of any optional redemption will be given to holders at their addresses, as shown in the security register for such notes, not more than 45 nor less than 30 days prior to the date fixed for redemption. The notice of redemption will specify, among other items, the redemption price and the principal amount of the notes held by such holder to be redeemed.

      We will notify the senior trustee at least 45 days prior to giving notice of redemption (or such shorter period as is satisfactory to the senior trustee) of the aggregate principal amount of notes to be redeemed and their redemption date. If less than all of the notes of a series are to be redeemed, the senior trustee shall select which notes are to be redeemed in a manner it deems to be fair and appropriate.

      “Adjusted Treasury Rate” means, with respect to any optional redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

      “Comparable Treasury Issue” means the United States Treasury security selected by the Reference Treasury Dealer as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes.

      “Comparable Treasury Price” means, with respect to any optional redemption date, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if the senior trustee obtains fewer than three such Reference Treasury Dealer Quotations, the average of all such quotations, or (C) if only one Reference Treasury Dealer Quotation is received, such quotation.

      “Reference Treasury Dealer” means (A) Credit Suisse First Boston Corporation, J.P. Morgan Securities Inc. and Barclays Capital Inc. (or their respective affiliates which are Primary Treasury Dealers), and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), we will substitute therefor another Primary Treasury Dealer; and (B) any other Primary Treasury Dealer(s) selected by the senior trustee after consultation with us.

      “Reference Treasury Dealer Quotation” means, with respect to each Reference Treasury Dealer and any optional redemption date, the average, as determined by the senior trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the senior trustee by such Reference Treasury Dealer at 5:00 p.m. (New York City time) on the third business day preceding such redemption date.

Security; Release Date

      Upon the issuance of the notes, MichCon will simultaneously issue and deliver to the senior trustee, as security for the notes, a series of first mortgage bonds, which we refer to as collateral bonds, in an aggregate principal amount equal to the aggregate principal amount of the notes, under the Twenty-Ninth

Supplemental Indenture, dated as of July 15, 1989, providing for the restatement of the Indenture of Mortgage and Deed of Trust, dated as of March 1, 1944, between MichCon and Citibank, N.A., as mortgage trustee, which became effective on April 1, 1994, as supplemented and amended by the supplemental indenture relating to the collateral bonds, which we refer to collectively as the mortgage.

      MichCon has agreed to issue the collateral bonds in the name of the senior trustee in its capacity as trustee under the senior indenture and the senior trustee has agreed to hold the collateral bonds in such capacity under all circumstances and not transfer the collateral bonds until the earlier of the release date or the prior retirement of the notes through redemption, repurchase or otherwise. The interest rate, interest payment dates, method of paying interest, stated maturity date and redemption provisions for the collateral bonds will be identical to those of the notes.

      Prior to the release date, MichCon will make payments of the principal of, premium, if any, and interest on the collateral bonds to the senior trustee, which payments will be applied by the senior trustee in satisfaction of all obligations then due on the related notes.

      For a description of the circumstances under which all or part of the collateral bonds will cease to be held by the senior trustee as security for the notes, see “Description of the Senior Debt Securities — Security; Release Date” in the accompanying prospectus. As further explained in the prospectus, the notes will cease to be secured by the collateral bonds on the release date and, at the option of MichCon, either:

•	will become unsecured general obligations of MichCon; or

•	will be secured by first mortgage bonds issued under a mortgage indenture other than the mortgage, which we refer to as substituted collateral bonds.

      If MichCon does not elect to have the notes become unsecured on the release date, MichCon will simultaneously issue and deliver to the senior trustee, as security for such notes, substituted collateral bonds. The substituted collateral bonds will have the same interest rate, interest payment dates, stated maturity date and redemption provisions, and will be in the same aggregate principal amount, as the notes then outstanding. MichCon will be required to give notice to the holders of the notes of the occurrence of the release date.

      In the event MichCon elects to have the notes become unsecured on the release date, MichCon’s ability to create, assume or incur certain liens or to enter into certain financing transactions will be restricted as described in “Description of the Senior Debt Securities — Restrictions” in the accompanying prospectus. See also “— Restrictions” below.

      Notwithstanding the foregoing, the release date will not occur before the notes mature, unless MichCon redeems or repurchases, prior to the stated maturity of the notes, all of its outstanding first mortgage bonds, other than collateral bonds, that mature on or after the stated maturity of the notes. MichCon currently has outstanding first mortgage bonds that mature as late as 2025.

      At June 30, 2001, MichCon had approximately $366 million aggregate principal amount of first mortgage bonds (excluding collateral bonds) and approximately $258 million aggregate principal amount of collateral bonds ($458 million after giving effect to the issuance of the notes and the related collateral bonds) outstanding. Also at June 30, 2001, MichCon could have issued approximately $963 million of first mortgage bonds on the basis of unbonded net property additions ($763 million after giving effect to the issuance of the notes and the related collateral bonds), assuming an interest rate of 6.30% for purposes of the earnings test under the mortgage, and an additional approximately $120 million of first mortgage bonds on the basis of first mortgage bond retirements. See “Description of the First Mortgage Bonds” in the accompanying prospectus.

Restrictions

      The restrictions on liens and sale-leaseback transactions described in the accompanying prospectus under “Description of Senior Debt Securities — Restrictions” will apply to the notes from and after the release date, so long as no substituted collateral bonds are issued to secure the notes from and after the release date. In addition, the restriction on liens will not apply to the extent that we effectively secure the notes equally and ratably with the indebtedness secured by the applicable lien.

Concerning the Trustees

      Citibank, N.A., the trustee under the senior indenture and the mortgage, is a depositary of funds of MichCon and also acts as a lender and provides other banking or investment banking services and other financial services to MichCon and its affiliates.

UNDERWRITING

      Under the terms and subject to the conditions contained in an underwriting agreement dated August 15, 2001, we have agreed to sell to the underwriters named below the following respective principal amount of notes:

Principal
Underwriter	Amount

Credit Suisse First Boston Corporation	$130,000,000

J.P. Morgan Securities Inc.	60,000,000

Barclays Capital Inc.	10,000,000

Total	$200,000,000

      The underwriting agreement provides that the underwriters are obligated to purchase all of the notes if any are purchased. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering of notes may be terminated.

      The underwriters propose to offer the notes initially at the public offering price on the cover page of this prospectus supplement and to selling group members at that price less a selling concession of 0.375% of the principal amount per note. The underwriters and selling group members may allow a discount of 0.250% of the principal amount per note on sales to other broker/ dealers. After the initial public offering, the representatives may change the public offering price and concession and discount to broker/dealers.

      We estimate that our out-of-pocket expenses for this offering will be approximately $350,000.

      The notes are a new issue of securities with no established trading market. One or more of the underwriters intends to make a secondary market for the notes. However, they are not obligated to do so and may discontinue making a secondary market for the notes at any time without notice. No assurance can be given as to how liquid the trading market for the notes will be.

      We have agreed to indemnify the underwriters against liabilities under the Securities Act of 1933, or contribute to payments which the underwriters may be required to make in that respect.

      The underwriters and/or their affiliates have acted as lenders, and provided investment and commercial banking and other related services, to us and our affiliates in the ordinary course of business, and may do so in the future. The underwriters and/or their affiliates have received or may receive customary fees and reimbursement of their out-of-pocket expenses in connection with such loans and other services.

      In connection with the offering, underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of notes in excess of the principal amount of the notes the underwriters are obligated to purchase, which creates a syndicate short position.

•	Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the notes originally sold by such syndicate member are purchased in a stabilizing transaction or a syndicate covering transaction to cover syndicate short positions.

      These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the notes or preventing or retarding a decline in the market price of the notes. As a result, the price of the notes may be higher than the price that might otherwise exist in the open market. These transactions, if commenced, may be discontinued at any time.

      A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters participating in this offering. The representatives may agree to allocate securities to underwriters for sale to their online brokerage account holders. Internet distribution will be allocated by the underwriters that will make internet distributions on the same basis as other allocations.

      Credit Suisse First Boston Corporation and J.P. Morgan Securities Inc. will make securities available for distribution on the Internet through a proprietary web site and/or a third-party system operated by Market Axess Inc., an Internet-based communications technology provider. Market Axess Inc. is providing the system as a conduit for communications between Credit Suisse First Boston Corporation and its customers and J.P. Morgan Securities Inc. and its customers and is not a party to any transactions. Market Axess Inc. will not function as an underwriter or agent of the issuer, nor will Market Axess Inc. act as a broker for any customer of Credit Suisse First Boston Corporation or J.P. Morgan Securities Inc. Market Axess Inc., a registered broker-dealer, will receive compensation from Credit Suisse First Boston Corporation or J.P. Morgan Securities Inc. based on transactions the applicable underwriter conducts through the system. Credit Suisse First Boston Corporation and J.P. Morgan Securities Inc. will make securities available to their respective customers through the Internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

      We expect that delivery of the notes will be made against payment therefor on or about the closing date specified on the cover page of this prospectus supplement, which will be the fifth business day following the date of pricing of the notes (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the SEC under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

      The distribution of the notes in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of the notes are made. Any resale of the notes in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the notes.

Representations of Purchasers

      By purchasing the notes in Canada and accepting a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that

•	the purchaser is entitled under applicable provincial securities laws to purchase the notes without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent, and

•	the purchaser has reviewed the text above under Resale Restrictions.

Rights of Action (Ontario Purchasers)

      The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

Enforcement of Legal Rights

      All of the issuer’s directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgement obtained in Canadian courts against such issuer or persons outside of Canada.

Taxation and Eligibility for Investment

      Canadian purchasers of the notes should consult their own legal and tax advisors with respect to the tax consequences of an investment in the notes in their particular circumstances and about the eligibility of the notes for investment by the purchaser under relevant Canadian legislation.

Prospectus

$500,000,000

Michigan Consolidated Gas Company

Senior Debt Securities

        By this prospectus, Michigan Consolidated Gas Company from time to time may offer senior debt securities. Prior to the release date described in this prospectus, the senior debt securities will be secured by first mortgage bonds.

     This prospectus provides a general description of the debt securities MichCon may offer. Supplements to this prospectus will describe the specific terms of the debt securities that MichCon actually offers. This prospectus may not be used to sell debt securities unless it is accompanied by a prospectus supplement that describes those debt securities.

     Before you invest, you should carefully read this prospectus, any applicable prospectus supplement and any information under the heading “Where You Can Find More Information.”

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus is dated July 3, 2001.

ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement that Michigan Consolidated Company, which we refer to as MichCon, filed with the Securities and Exchange Commission utilizing a “shelf” registration process. Under this shelf process, MichCon may sell any combination of the debt securities described in this prospectus in one or more offerings up to a total offering price of $500,000,000, including the U.S. dollar equivalent of non-U.S. dollar offerings. This prospectus provides you with a general description of the debt securities MichCon may offer. Each time MichCon offers to sell debt securities, MichCon will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus, the applicable prospectus supplement and the additional information described below under the heading “Where You Can Find More Information.”

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus and the documents incorporated by reference in this prospectus contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, with respect to the financial condition, results of operations and business of MichCon. You can find many of these statements by looking for words such as “believes,” “expects,” “anticipates,” “estimates” or similar expressions in this prospectus or in documents incorporated herein.

      These forward-looking statements are subject to numerous assumptions, risks and uncertainties. Factors that may cause actual results to differ from those contemplated by the forward-looking statements include, among others, the following variables:

•	the effects of weather and other natural phenomena;

•	increased competition from other energy suppliers as well as alternative forms of energy;

•	the capital intensive nature of MichCon’s business;

•	the economic climate and growth in the geographic areas in which MichCon does business;

•	the uncertainty of gas reserve estimates;

•	the timing and extent of changes in commodity prices for natural gas, electricity and crude oil;

•	conditions of capital markets and equity markets; and

•	the effects of changes in governmental policies and regulatory actions, including income taxes, environmental compliance and authorized rates, including limitations on the price of gas that may be recovered from customers.

      In addition, expected results will be affected by DTE Energy Company’s merger with MichCon’s parent company, MCN Energy Group Inc., and the timing of the accretive effect of such merger.

      Because such forward-looking statements are subject to assumptions, risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. You are cautioned not to place undue reliance on such statements, which speak only as of the date of this prospectus or the date of any document incorporated by reference.

      All subsequent written and oral forward-looking statements attributable to MichCon or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. We undertake no obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

      The factors discussed above and other factors are discussed more completely in our public filings with the SEC, including our annual report on Form 10-K for the year ended December 31, 2000.

MICHIGAN CONSOLIDATED GAS COMPANY

      MichCon is a Michigan corporation organized in 1898 and, with its predecessors, has been in business for more than 150 years. MichCon, an indirect, wholly-owned subsidiary of DTE Energy Company, which we refer to as DTE, is a natural gas utility primarily engaged in the distribution and transmission of natural gas in the State of Michigan. MichCon also has subsidiaries involved in the gathering and transmission of natural gas in northern Michigan. MichCon operates one of the largest natural gas distribution and transmission systems in the United States. MichCon’s non-regulated operations are not significant. MichCon serves approximately 1.2 million residential, commercial and industrial customers in the Detroit, Grand Rapids, Ann Arbor, Traverse City, Marquette and Muskegon metropolitan areas and in various other communities throughout Michigan.

      MichCon became an indirect, wholly-owned subsidiary of DTE on May 31, 2001, when MichCon’s parent company, MCN Energy Group Inc., was merged into DTE Enterprises, Inc., a wholly-owned subsidiary of DTE. DTE and DTE Enterprises, Inc. are exempt holding companies under the Public Utility Holding Company Act of 1935.

      The mailing address of MichCon’s principal executive office is 500 Griswold Street, Detroit, Michigan 48226, and its telephone number is (313) 965-2430.

USE OF PROCEEDS

      Except as we may otherwise state in the applicable prospectus supplement, we expect to use the net proceeds from the sale of the senior debt securities offered hereby for:

•	the acquisition of property;

•	the construction, completion, extension or improvement of facilities;

•	working capital requirements;

•	the improvement or maintenance of service;

•	the discharge or lawful retirement of short or long-term debt and borrowings made or expected to be made; and

•	for other corporate purposes.

      Specific allocations of proceeds for such purposes have not been made at this time. Funds may be borrowed in anticipation of future requirements. Pending the application of proceeds, we may invest the funds in short-term investment grade securities.

RATIOS OF EARNINGS TO FIXED CHARGES

      Our ratios of earnings to fixed charges were as follows for the periods indicated in the table below.

	Twelve Months	Year Ended December 31,
	Ended
	March 31, 2001	2000	1999	1998	1997	1996

Ratio of earnings to fixed charges(1)(2)	4.33	3.64	3.74	2.87	3.17	3.27

(1)	MichCon is a guarantor of certain other debt. Fixed charges related to such debt, deemed to be immaterial, have been excluded in computing the above ratios.

(2)	For the purpose of computing these ratios, earnings consists of net income plus income taxes and fixed charges. Fixed charges consist of total interest, amortization of debt discount, premium and expense and the estimated portion of interest implicit in rentals.

SECURITIES

      We may issue the senior debt securities, from time to time, in one or more series (i) secured by our first mortgage bonds issued and delivered to the senior trustee under the Twenty-Ninth Supplemental Indenture, dated as of July 15, 1989 providing for the restatement of the Indenture of Mortgage and Deed of Trust dated as of March 1, 1944, between MichCon and Citibank, N.A., as mortgage trustee, and Robert T. Kirchner, as individual trustee, which became effective on April 1, 1994, as supplemented and amended by the supplemental indentures thereto, which we refer to collectively as the mortgage, or (ii) following the release date (as defined below), as either unsecured senior notes or as senior notes secured by first mortgage bonds issued under a mortgage bond indenture other than the mortgage. We refer to Citibank, N.A. as Citibank, and to Citibank, or any successor trustee, in its capacity as trustee under the mortgage, as the mortgage trustee. We refer to Robert T. Kirchner, or any successor, as the individual trustee, and together with the mortgage trustee, as the secured trustees. On the release date, any outstanding senior debt securities secured by our first mortgage bonds when issued will cease to be secured by first mortgage bonds issued under our mortgage and, at our option, either (a) will become unsecured general obligations of MichCon or (b) will be secured by first mortgage bonds issued under a mortgage bond indenture other than the mortgage.

      We will issue senior debt securities under the senior indenture, dated as of June 1, 1998, between MichCon and Citibank, as trustee, which we refer to as the senior indenture. We refer to Citibank or any successor or additional trustee, in its capacity as trustee under the senior indenture, as the senior trustee for purposes of this prospectus. Prior to the release date, first mortgage bonds securing the senior debt securities, which we refer to as the collateral bonds, will be issued under the mortgage.

      Other than as described below under “Description of the First Mortgage Bonds — Issuance of Additional First Mortgage Bonds” with respect to limitations on the issuance of first mortgage bonds, neither the mortgage nor the senior indenture limits our ability to incur indebtedness. In addition, except as described below under “Description of the Senior Debt Securities — Restrictions” neither the mortgage nor the senior indenture affords holders of debt securities protection in the event of a decline in our credit quality or if we are involved in a takeover, recapitalization or highly leveraged or similar transaction. Accordingly, we could in the future enter into transactions that could increase the amount of indebtedness outstanding at that time or otherwise affect our capital structure or credit rating. You should refer to the prospectus supplement relating to a particular series of debt securities for information regarding any deletions from, modifications of or additions to the events of default described below or covenants contained in the senior indenture, including any addition of a covenant or other provisions providing event risk or similar protection.

      There is no requirement, under either the senior indenture or the mortgage, which we refer to collectively as the indentures, that future issues of debt securities of MichCon be issued under the indentures, and, subject to certain restrictions which are described in “Description of the Senior Debt Securities — Restrictions,” MichCon will be free to employ other indentures or documentation, containing provisions different from those included in the indentures or applicable to one or more issues of senior debt securities, in connection with future issues of such other debt securities. Certain capitalized terms herein are defined in the indentures.

      We have filed copies of the senior indenture and the mortgage as exhibits to the registration statement of which this prospectus is a part. The summaries in this prospectus are summaries of certain provisions of the senior indenture and the mortgage and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the senior indenture and the mortgage, including the definition therein of certain terms. The following summaries set forth certain general terms and provisions of the debt securities to which any prospectus supplement may relate. We will describe the particular terms of the debt securities offered by any prospectus supplement and the extent, if any, to which such general provisions may apply to the debt securities so offered in the prospectus supplement relating to those debt securities.

DESCRIPTION OF THE SENIOR DEBT SECURITIES

      The following summaries of certain provisions of the senior debt securities and the senior indenture do not purport to be complete and are subject to, and are qualified in their entirety by express reference to, all the provisions of the senior indenture, including the definitions of certain terms. Certain capitalized terms in this section are defined in the senior indenture.

General

      Until the release date (as defined below), the senior debt securities will be secured by one or more series of collateral bonds issued under the mortgage and delivered to the senior trustee. See “— Security; Release Date.” On the release date, the senior debt securities will cease to be secured by the collateral bonds and, at our option, either (i) will become unsecured general obligations of MichCon or (ii) will be secured by first mortgage bonds, which we refer to as substituted collateral bonds, issued under a mortgage bond indenture other than the mortgage. The senior indenture provides that, in addition to the senior debt securities offered hereby, we may issue additional senior debt securities, without limitation as to aggregate principal amount, from time to time, in one or more series, provided that, prior to the release date, the amount of senior debt securities that we may issue cannot exceed the aggregate principal amount of first mortgage bonds that we are able to issue under the mortgage.

      The prospectus supplement relating to the senior debt securities being offered will include specific terms relating to the offered securities. These terms will include some or all of the following:

•	the title of the senior debt securities;

•	any limit on the aggregate principal amount of the senior debt securities;

•	whether the senior debt securities will be issued in the form of one or more global securities and whether such global securities will be issued in a temporary global form or permanent global form;

•	the date or dates on which the senior debt securities will mature;

•	the rate or rates (which may be fixed or variable) per annum at which the senior debt securities will bear interest or the method by which such rate or rates shall be determined and the date from which such interest will accrue or the method by which such date or dates shall be determined;

•	the place or places where the principal of (and premium, if any) and interest on the senior debt securities shall be payable;

•	the dates on which interest will be payable and the regular record dates for such interest payment dates;

•	the dates, if any, on which, and the price or prices at which, the senior debt securities may, pursuant to any mandatory or optional sinking fund provisions, be redeemed by MichCon and other detailed terms and provisions of such sinking funds;

•	the date, if any, after which, and the price or prices at which, the senior debt securities may, pursuant to any optional redemption provisions, be redeemed at the option of MichCon or of the holder thereof and other detailed terms and provisions of such optional redemption;

•	the authorized denominations of the senior debt securities, if other than denominations of $1,000 and any integral multiple thereof;

•	if other than the principal amount thereof, the portion of the principal amount of the senior debt securities or any of them which shall be payable upon declaration of acceleration of the maturity thereof or the method by which such portion is to be determined;

•	if other than U.S. dollars, the currency or currencies or currency unit or units of two or more currencies in which senior debt securities are denominated, for which they may be purchased, and in which principal and any premium and interest is payable;

•	any modifications of or additions to the events of default or covenants with respect to the senior debt securities; and

•	any other terms of the senior debt securities (which terms shall not be inconsistent with the senior indenture).

      All debt securities of any one series need not be issued at the same time and all the debt securities of any one series need not bear interest at the same rate or mature on the same date.

      If we sell any of the debt securities for foreign currencies or foreign currency units or if the principal of, premium, if any, or interest, if any, on any series of debt securities is payable in foreign currencies or foreign currency units, we will describe the restrictions, elections, tax consequences, specific terms and other information with respect to such issue of debt securities and such currencies or currency units in the applicable prospectus supplement.

      Unless otherwise specified in the applicable prospectus supplement, principal and interest, if any, on the senior debt securities offered thereby are to be payable at the office or agency of MichCon maintained for such purposes in the city where the principal corporate trust office of the senior trustee is located, and will initially be the principal corporate trust office of the senior trustee, provided that payment of interest, if any, may be made (subject to collection) at the option of MichCon by check mailed to the persons in whose names the senior debt securities are registered at the close of business on the day specified in the prospectus supplement accompanying this prospectus.

      Unless otherwise indicated in the related prospectus supplement, we will issue the senior debt securities in United States dollars in fully registered form, without coupons, in denominations of $1,000 or any integral multiple thereof. No service charge will be made for any transfer or exchange of the senior debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

      We may sell senior debt securities at a substantial discount below their stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below market rates. We may describe the Federal income tax consequences and special considerations applicable to any series in the applicable prospectus supplement.

Security; Release Date

      Until the release date, the senior debt securities will be secured by one or more series of the collateral bonds issued and delivered by MichCon to the senior trustee. See “Description of the First Mortgage Bonds.” Upon the issuance of senior debt securities prior to the release date, we will simultaneously issue and deliver collateral bonds to the senior trustee, as security for such senior debt securities. Such collateral bonds will have the same stated rate or rates of interest (or interest calculated in the same manner), interest payment dates, stated maturity date and redemption provisions, and will be in the same aggregate principal amount as the senior debt securities being issued. We have agreed to issue a related series of collateral bonds in the name of the senior trustee in its capacity as trustee under the senior indenture concurrently with the issuance of each series of senior debt securities and the senior trustee has agreed to hold each series of collateral bonds in such capacity under all circumstances and not transfer such collateral bonds until the earlier of the release date or the prior retirement of the related series of senior debt securities through redemption, repurchase or otherwise. Prior to the release date, we shall make payments of the principal of, and premium or interest on, each series of collateral bonds to the senior trustee, which payments shall be applied by the senior trustee to satisfaction of all obligations then due on the related series of senior debt securities.

      The “release date” will be the date that all first mortgage bonds of MichCon issued and outstanding under the mortgage, other than the collateral bonds, have been retired (at, before or after the maturity thereof) through payment, redemption or otherwise. On the release date, the senior trustee will deliver to MichCon for cancellation all collateral bonds, and MichCon will cause the senior trustee to provide notice to all holders of senior debt securities of the occurrence of the release date. As a result, on the release date, the collateral bonds will cease to secure the senior debt securities, and, at the option of MichCon, the senior debt securities, either (i) will become unsecured general obligations of MichCon or (ii) will be secured by substituted collateral bonds.

      Each issue of collateral bonds will be secured by a lien on certain property owned by MichCon. In certain circumstances prior to the release date, MichCon is permitted to reduce the aggregate principal amount of an issue of collateral bonds held by the senior trustee, but in no event to an amount lower than the aggregate outstanding principal amount of the senior debt securities initially issued contemporaneously with such collateral bonds. Following the release date, we will terminate the mortgage, and we will not issue any additional bonds under the mortgage.

Certain Definitions

      For purposes of the descriptions of the senior debt securities, certain defined terms have the following meanings:

      “Indebtedness” of any person means:

(i) the principal of and premium (if any) in respect of indebtedness of such person for money borrowed and indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such person is responsible or liable;

(ii) all Capitalized Lease Obligations of such person;

(iii) all obligations of such person issued or assumed as the deferred purchase price of property, all conditional sale obligations and all obligations under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business);

(iv) all obligations of such person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in (i) through (iii) above) entered into in the ordinary course of business of such person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the third business day following receipt by such person of a demand for reimbursement following payment on the letter of credit);

(v) all obligations of the type referred to in clauses (i) through (iv) of other persons and all dividends of other persons for the payment of which, in either case, such person is responsible or liable as obligor, guarantor or otherwise; and

(vi) all obligations of the type referred to in clauses (i) through (v) of other persons secured by any Lien on any property or asset of such person (whether or not such obligation is assumed by such person), the amount of such obligation being deemed to be the lesser of the value of such property or assets or the amount of the obligation so secured.

      “Significant Subsidiary” means a subsidiary or subsidiaries of MichCon possessing assets (including the assets of its own subsidiaries but without regard to MichCon or any other subsidiary) having a book value, in the aggregate, equal to not less than 10% of the book value of the aggregate assets of MichCon and its subsidiaries calculated on a consolidated basis.

      “Capitalized Lease Obligations” means an obligation under a lease that is required to be capitalized for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with such principles.

      “Project Finance Indebtedness” means Indebtedness of a subsidiary secured by a Lien on any property acquired, constructed or improved by such subsidiary after the date of the Indenture which Lien is created or assumed contemporaneously with, or within 120 days after, such acquisition or completion of such construction or improvement, or within six months thereafter pursuant to a firm commitment for financing arranged with a lender or investor within such 120-day period, to secure or provide for the payment of all or any part of the purchase price of such property or the cost of such construction or improvement, or on any property existing at the time of acquisition thereof; provided that such a Lien shall not apply to any property theretofore owned by any such subsidiary other than, in the case of any such construction or improvement, any theretofore unimproved real property on which the property so constructed or the improvement is located; and provided further that such Indebtedness, by its terms, shall limit the recourse of any holder of such Indebtedness (or trustee on such holder’s behalf) in the event of any default in such Indebtedness to the assets subject to such Liens and the capital stock of the subsidiary issuing such Indebtedness. Notwithstanding the foregoing, Project Finance Indebtedness shall include all indebtedness that would constitute Project Finance Indebtedness but for the fact that such Indebtedness was issued prior to the date of the senior indenture and taking into account the fact that the property subject to the Lien may have been acquired prior to the date of the senior indenture.

Restrictions

      The senior indenture provides that MichCon shall not consolidate with, merge with or into any other corporation (whether or not MichCon shall be the surviving corporation), or sell, assign, transfer or lease all or substantially all of its properties and assets as an entirety or substantially as an entirety to any person or group of affiliated persons, in one transaction or a series of related transactions, unless:

•	either MichCon shall be the continuing person or the person (if other than MichCon) formed by such consolidation or with which or into which MichCon is merged or the person (or group of affiliated persons) to which all or substantially all the properties and assets of MichCon are sold, assigned, transferred or leased is a corporation (or constitute corporations) organized under the laws of the United States or any State thereof or the District of Columbia and expressly assumes, by an indenture supplemental to the senior indenture, all the obligations of MichCon under the senior debt securities and the senior indenture, executed and delivered to the senior trustee in form satisfactory to the senior trustee;

•	immediately before and after giving effect to such transaction or series of transactions, no event of default, and no default, with respect to the senior debt securities shall have occurred and be continuing; and

•	MichCon shall have delivered to the senior trustee an officer’s certificate and an opinion of counsel, each stating that such consolidation, merger or transfer and such supplemental indentures comply with the senior indenture.

      The senior indenture also provides that, except as described below, we will not, nor will we permit any Significant Subsidiary to, create, incur or suffer to exist any Lien in, of or on the property of MichCon or any of its subsidiaries; except that this restriction shall not apply to:

•	Liens for taxes, assessments or governmental charges or levies on its property if the same shall not at the time be delinquent or thereafter can be paid without penalty, or are being contested in good faith and by appropriate proceedings;

•	Liens imposed by law, such as carriers’, warehousemen’s and mechanics’ liens and other similar liens arising in the ordinary course of business which secure payment of obligations not more than 60 days past due or which are being contested in good faith by appropriate proceedings;

•	Liens arising out of pledges or deposits under worker’s compensation laws, unemployment insurance, old age pensions, or other social security or retirement benefits, or similar legislation;

•	utility easements, rights of way, exceptions, agreements for the joint or common use of property, restrictions and such other encumbrances or charges against property as are of a nature generally existing with respect to properties of a similar character and which do not in any material way affect the marketability of the same or interfere with the use thereof in the business of MichCon or its subsidiaries;

•	Liens on the capital stock, partnership interest, or other evidence of ownership of any subsidiary or such subsidiary’s assets that secure project financing for such subsidiary;

•	purchase money liens upon or in property now owned or hereafter acquired in the ordinary course of business (consistent with MichCon’s business practices) to secure the purchase price of such property or Indebtedness incurred solely for the purpose of financing the acquisition, construction, or improvement of any such property to be subject to such liens, or Liens existing on any such property at the time of acquisition, or extensions, renewals, or replacements of any of the foregoing for the same or a lesser amount, provided that no such lien shall extend to or cover any property other than the property being acquired, constructed, or improved and replacements, modifications, and proceeds of such property, and no such extension, renewal, or replacement shall extend to or cover any property not theretofore subject to the Lien being extended, renewed, or replaced;

•	Liens existing on the date the senior debt securities are first issued;

•	Liens for no more than 90 days arising from a transaction involving accounts receivable of MichCon (including the sale of such accounts receivable), where such accounts receivable arose in the ordinary course of MichCon’s business;

•	the right reserved to, or vested in, any municipality or public authority by the terms of any franchise, grant, license or permit, or by any provision of law, to terminate such franchise, grant, license or permit or to purchase or appropriate or recapture or to designate a purchaser of any of the mortgaged property, or to demand and collect from MichCon any tax or other compensation for the use of streets, alleys or other public places;

•	rights reserved to, or vested in, any municipality or public authority to use, control, remove or regulate any property of MichCon;

•	zoning laws and ordinances;

•	possible adverse rights or interests and inconsequential defects or irregularities in title which, in the opinion of counsel, may be properly disregarded; and

•	rights reserved to or vested in others to take or receive any part of the gas, power, oil or other minerals or timber generated, developed, manufactured or produced by, or grown on, or acquired with, any property of MichCon.

      We may provide with respect to one or more series of senior debt securities, as set forth in the applicable prospectus supplement and supplemental indenture, that the restriction on Liens will only apply to those series from and after the release date (so long as no substituted collateral bonds are issued to secure the senior debt securities from and after the release date) and that the restriction will not apply to the extent that we effectively secure the applicable senior debt securities equally and ratably with the Indebtedness secured by the Lien.

      The senior indenture provides that we will not, nor will we permit any subsidiary to, enter into any arrangement with any lender or investor (other than MichCon or a subsidiary), or to which such lender or investor (other than MichCon or a subsidiary) is a party, providing for the leasing by MichCon or such subsidiary for a period, including renewals, in excess of three years of any real property located within the United States which has been owned by MichCon or such subsidiary for more than six months and which has been or is to be sold or transferred by MichCon or such subsidiary to such lender or investor or to any person to whom funds have been or are to be advanced by such lender or investor on the security of such real property unless either:

•	MichCon or such subsidiary could create Indebtedness secured by a lien consistent with the restrictions set forth in the foregoing paragraph on the real property to be leased in an amount equal to the value of such transaction without equally and ratably securing the senior debt securities; or

•	MichCon, within six months after the sale or transfer shall have been made, applies an amount equal to the greater of (i) the net proceeds of the sale of the real property leased pursuant to such arrangement or (ii) the fair market value of the real property so leased to the retirement of the senior debt securities and other obligations of MichCon ranking on a parity with the senior debt securities.

      We may provide with respect to one or more series of senior debt securities, as set forth in the applicable prospectus supplement and supplemental indenture, that the restriction on sale-leaseback transactions will only apply to those series from and after the release date (so long as no substituted collateral bonds are issued to secure the senior debt securities from and after the release date).

Events of Default and Notice Thereof

      The following are events of default under the senior indenture with respect to the senior debt securities of any series:

•	failure to pay interest on any senior debt security of that series when due, continued for 30 days;

•	failure to pay the principal of (or premium, if any, on) any senior debt security of that series when due and payable at maturity, upon redemption or otherwise;

•	failure to observe or perform any other covenant, warranty or agreement contained in the senior debt securities of that series or in the senior indenture (other than a covenant, agreement or warranty included in the senior indenture solely for the benefit of senior debt securities other than that series), continued for a period to 60 days after notice has been given to MichCon by the senior trustee or holders of at least 25% in aggregate principal amount of the outstanding senior debt securities of that series;

•	failure to pay at final maturity, or acceleration of, Indebtedness, excluding Project Finance Indebtedness, of MichCon having an aggregate principal amount of more than 1% of MichCon’s consolidated total assets (determined as of its most recent fiscal year-end), unless cured within 10 days after notice has been given to MichCon by the senior trustee or holders of at least 10% in aggregate principal amount of the outstanding senior debt securities of that series;

•	prior to the release date, the occurrence of a default under the mortgage, of which default the mortgage trustee or the holders of a majority in aggregate principal amount of the outstanding senior debt securities have given written notice to the mortgage trustee;

•	if any substituted collateral bonds are outstanding, the occurrence of a default under the substituted mortgage, of which default the trustee under such substituted mortgage or the holders of a majority in aggregate principal amount of the outstanding senior debt securities have given written notice to the senior trustee;

•	certain events of bankruptcy, insolvency or reorganization relating to MichCon; and

•	any other event of default with respect to the senior debt securities of that series specified in the applicable prospectus supplement or supplemental indenture under which that series of senior debt securities is issued.

      The senior indenture provides that the senior trustee shall, within 30 days after the occurrence of any default or event of default with respect to senior debt securities of any series, give the holders of senior debt securities of that series notice of all uncured defaults or events of default known to it (the term “default” includes any event which after notice or passage of time or both would be an event of default); provided, however, that, except in the case of an event of default or a default in payment on any senior debt securities of any series, the senior trustee shall be protected in withholding such notice if and so long as the board of directors, the executive committee or directors or responsible officers of the senior trustee in good faith determine that the withholding of such notice is in the interest of the holders of senior debt securities of that series.

      If an event of default with respect to senior debt securities of any series (other than due to events of bankruptcy, insolvency or reorganization) occurs and is continuing, the senior trustee or the holders of at least 25% in aggregate principal amount of the outstanding senior debt securities of that series, by notice in writing to MichCon (and to the senior trustee if given by the holders of at least 25% in aggregate principal amount of the senior debt securities of that series), may declare the unpaid principal of and accrued interest to the date of acceleration on all the outstanding senior debt securities of that series to be due and payable immediately and, upon any such declaration, the senior debt securities of that series shall become immediately due and payable.

      If an event of default occurs due to bankruptcy, insolvency or reorganization, all unpaid principal of and accrued interest on the outstanding senior debt securities of any series will become immediately due and payable without any declaration or other act on the part of the senior trustee or any holder of any senior debt security of that series. Upon any acceleration of the senior debt securities prior to the release date, the senior trustee is empowered to cause the mandatory redemption of the collateral bonds or substituted collateral bonds, as the case may be.

      The holders of a majority of the principal amount of the outstanding senior debt securities of any series may annul any such declaration with respect to senior debt securities of that series and waive past events of default and defaults (except, unless previously cured, an event of default or a default in payment of principal of or interest on the senior debt securities of that series) upon the conditions provided in the senior indenture. For purposes of these provisions, we may cure an event of default or default in payment of principal or interest on the senior debt securities at any time after an acceleration of the senior debt securities has been declared, but before a judgment or decree for the immediate payment of the principal amount of the senior debt securities has been obtained, and, prior to the release date, so long as all first mortgage bonds have not been accelerated, if we pay or deposit with the senior trustee a sum sufficient to pay all matured installments of interest, the principal and any premium which has become due otherwise than by acceleration and any other amounts due the senior trustee, and all defaults shall have been cured or waived, then such payment or deposit will cause an automatic rescission and annulment of the acceleration of the senior debt securities.

      The senior indenture provides that we shall periodically file statements with the senior trustee regarding compliance with applicable covenants and shall specify any event of default or defaults with respect to senior debt securities of any series, in performing such covenants, of which the signers may have knowledge.

Modification of the Senior Indenture; Waiver

      We and the senior trustee may modify the senior indenture without the consent of any holders with respect to certain matters, including (i) to cure any ambiguity, defect or inconsistency or to correct or supplement any provision which may be inconsistent with any other provision of the senior indenture and (ii) to make any change that does not materially adversely affect the interests of any holder of senior debt securities of any series. In addition, under the senior indenture, we and the senior trustee may modify certain rights and obligations of MichCon and the rights of holders of the senior debt securities may be modified by MichCon and the senior trustee with the written consent of the holders of at least a majority in aggregate principal amount of the outstanding senior debt securities of each series affected thereby; but no extension of the maturity of any senior debt securities of any series, reduction in the interest rate or extension of the time for payment of interest, change in the optional redemption or repurchase provisions in a manner adverse to any holder of senior debt securities of any series, modification that would adversely impair the interest of the senior trustee in the collateral bonds held by it or, prior to the release date, reduce the principal amount of any issue of collateral bonds securing the senior debt securities to an amount less than the principal amount of the related issue of senior debt securities or alter the payment provisions of such collateral bonds in a manner adverse to the holders of the senior debt securities, other modification in the terms of payment of the principal of, or interest on, any senior debt securities of any series, or reduction of the percentage required for modification, will be effective against any holder of any outstanding senior debt security of any series affected thereby without the holder’s consent. The senior indenture does not limit the aggregate amount of senior debt securities of MichCon that we may issue.

      The holders of a majority in aggregate principal amount of the outstanding senior debt securities of any series may on behalf of the holders of all senior debt securities of that series waive, insofar as that series is concerned, compliance by MichCon with certain restrictive covenants of the senior indenture. The holders of not less than a majority in aggregate principal amount of the outstanding senior debt securities of any series may on behalf of the holders of all senior debt securities of that series waive any past event of default or default under the senior indenture with respect to that series, except an event of default or a default in the payment of the principal of, or premium, if any, or any interest on any senior debt security of that series or in respect of a provision which under the senior indenture cannot be modified or amended without the consent of the holder of each outstanding senior debt security of that series affected.

Defeasance

      We may terminate our substantive obligations in respect of the senior debt securities of any series (except for our obligations to pay the principal of (and premium, if any, on) and the interest on the senior debt securities of that series) by:

•	depositing with the senior trustee, under the terms of an irrevocable trust agreement, money or U.S. government obligations or a combination of money and U.S. government obligations sufficient to pay all remaining indebtedness on the senior debt securities of that series,

•	delivering to the senior trustee either an opinion of counsel or a ruling directed to the senior trustee the Internal Revenue Service to the effect that the holders of the senior debt securities of that series will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and termination of obligations, and

•	complying with certain other requirements set forth in the senior indenture.

Voting of Collateral Bonds Held by Senior Trustee

      The senior trustee, as holder of collateral bonds, will attend any meeting of holders of first mortgage bonds under the mortgage indenture, as to which it receives due notice, or, at its option, will deliver its proxy in connection therewith. Either at such meeting, or otherwise where the consent of holders of first mortgage bonds is sought without a meeting, the senior trustee will vote all of the collateral bonds held by it, or will consent or withhold consent with respect thereto, as directed by the holders of a majority in aggregate principal amount of the outstanding senior debt securities; provided, however, that the senior trustee shall not be required to vote the collateral bonds of any particular issue in favor of, or give consent to, any action except upon notification by the senior trustee to the holders of the related issue of senior debt securities of such proposal and consent thereto of the holders of a majority in principal amount of the outstanding senior debt securities of such issue.

Concerning the Senior Trustee

      Citibank is the senior trustee under the senior indenture. Citibank is also trustee under the mortgage indenture and a depositary of funds of MichCon. See “Description of the First Mortgage Bonds — Concerning the Secured Trustees.” Citibank and its affiliates also act as a lender or provide other banking or investment banking and other financial services to MichCon and its affiliates. The Trust Indenture Act contains limitations on the rights of the senior trustee, should it become a creditor of MichCon, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The senior trustee is permitted to engage in other transactions with MichCon and its subsidiaries from time to time, provided that if the senior trustee acquires any conflicting interest it must eliminate such conflict upon the occurrence of an event of default under the senior indenture, or else resign.

Book-Entry Securities

      Unless we otherwise specify in the applicable prospectus supplement, we will issue to investors securities in the form of one or more book-entry certificates registered in the name of a depository or a nominee of a depository. Unless we otherwise specify in the applicable prospectus supplement, the depository will be The Depository Trust Company, also referred to as DTC. We have been informed by DTC that its nominee will be Cede & Co. Accordingly, we expect Cede to be the initial registered holder of all securities that are issued in book-entry form.

      No person that acquires a beneficial interest in securities issued in book-entry form will be entitled to receive a certificate representing those securities, except as set forth in this prospectus or in the applicable prospectus supplement. Unless and until definitive securities are issued under the limited circumstances described below, all references to actions by holders or beneficial owners of securities issued in book-entry form will refer to actions taken by DTC upon instructions from its participants, and all references to payments and notices to holders or beneficial owners will refer to payments and notices to DTC or Cede, as the registered holder of such securities.

      Upon the issuance of such book-entry security, DTC or its nominee will credit the accounts of persons held with it with the respective principal or face amounts of the debt securities represented by such book-entry security. Ownership of beneficial interests in such book-entry security will be limited to persons that have accounts with DTC (“participants”) or persons that may hold interests through participants. Ownership of beneficial interests by participants in such book-entry security will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC. Ownership of beneficial interests in such book-entry security by persons that hold through participants will be shown on, and the transfer of that ownership interest within such participant will be effected only through, records maintained by such participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to acquire or transfer beneficial interests in such book-entry security.

      We will make payment of principal of and interest on the debt securities to DTC or its nominee, as the case may be, as the sole registered owner and holder of the book-entry security for all purposes under the indenture.

      MichCon has been advised by DTC that upon receipt of any payment of principal of or interest on any book-entry security, DTC will immediately credit, on its book-entry registration and transfer system, the accounts of participants with payments in amounts proportionate to their respective beneficial interests in the principal or face amount of such book-entry security as shown on the records of DTC. Payments by participants to owners of beneficial interests in such book-entry security held through such participants will be governed by standing instructions and customary practices as is now the case with securities held for customer accounts registered in “street name” and will be the sole responsibility of such participants.

      So long as DTC, or its nominee, is the registered owner of a book-entry security, or such nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by such book-entry security for the purposes of receiving payment on such debt securities, receiving notices and for all other purposes under the indenture and such debt securities. Beneficial interests in any series of debt securities will be evidenced only by, and transfer thereof will be effected only through, records maintained by DTC and its participants. Except as provided herein, owners of beneficial interests in any book-entry security will not be entitled to and will not be considered the holders thereof for any purposes under the indenture. Accordingly, each person owning a beneficial interest in such book-entry security must rely on the procedures of DTC, and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the indenture.

      DTC has informed us that it is:

•	a limited-purpose trust company organized under New York banking laws;

•	a “banking organization” within the meaning of the New York banking laws;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered under the Securities Exchange Act.

      DTC has also informed us that it was created to:

•	hold securities for “participants”; and

•	facilitate the computerized settlement of securities transactions among participants through computerized electronic book-entry changes in participants’ accounts, thereby eliminating the need for the physical movement of securities certificates.

      Participants have accounts with DTC and include securities brokers and dealers, banks, trust companies and clearing corporations. Indirect access to the DTC system also is available to indirect participants such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

      Persons that are not participants or indirect participants but desire to buy, sell or otherwise transfer ownership of or interests in securities may do so only through participants and indirect participants. Under the book-entry system, beneficial owners may experience some delay in receiving payments, as payments will be forwarded by our agent to Cede, as nominee for DTC. DTC will forward these payments to its participants, which thereafter will forward them to indirect participants or beneficial owners. Beneficial owners will not be recognized by the applicable registrar, transfer agent or trustee as registered holders of the securities entitled to the benefits of the certificate or the indenture. Beneficial owners that are not participants will be permitted to exercise their rights as an owner only indirectly through participants and, if applicable, indirect participants.

      Because DTC can act only on behalf of participants, who in turn act only on behalf of other participants or indirect participants, and on behalf of certain banks, trust companies and other persons approved by it, the ability of a beneficial owner of securities issued in book-entry form to pledge those securities to persons or entities that do not participate in the DTC system may be limited due to the unavailability of physical certificates for the securities.

      DTC has advised us that it will take any action permitted to be taken by a registered holder of any securities under the certificate, the indenture or any deposit agreement only at the direction of one or more participants to whose accounts with DTC the securities are credited. Under its usual procedures, DTC mails an omnibus proxy to MichCon as soon as possible after the applicable record date. The omnibus proxy assigns Cede & Co.’s (DTC’s partnership nominee) consenting or voting rights to those participants to whose accounts the debt securities of a series are credited on the applicable record date (identified in a listing attached to the omnibus proxy).

      According to DTC, the information with respect to DTC has been provided to its participants and other members of the financial community for informational purposes only and is not intended to serve as a representation, warranty, or contract modification of any kind.

      Unless otherwise specified in the applicable prospectus supplement, a book-entry security will be exchangeable for definitive securities registered in the names of the persons other than DTC or its nominee only if:

•	DTC notifies us that it is unwilling or unable to continue as depository for the book-entry security or DTC ceases to be a clearing agency registered under the Securities Exchange Act at a time when DTC is required to be so registered; or

•	we execute and deliver to the senior trustee an order complying with the requirements of the senior indenture that the book-entry security will be so exchangeable; or

•	an event of default has occurred and is continuing.

Any book-entry security that is exchangeable in accordance with the preceding sentence will be exchangeable for securities registered in such names as DTC directs.

      If one of the events described in the immediately preceding paragraph occurs, DTC is generally required to notify all participants of the availability through DTC of definitive securities. Upon surrender by DTC of the book-entry security representing the securities and delivery of instructions for re-registration, the senior trustee will reissue the securities as definitive securities. After reissuance of the securities, such persons will recognize the beneficial owners of such definitive securities as registered holders of securities.

      Except as described above:

•	a book-entry security may not be transferred except as a whole book-entry security by or among DTC, a nominee of DTC and/or a successor depository appointed by us; and

•	DTC may not sell, assign or otherwise transfer any beneficial interest in a book-entry security unless the beneficial interest is in an amount equal to an authorized denomination for the securities evidenced by the book-entry security.

      None of MichCon, the trustees or any agent of any of them, will have any responsibility or liability for any aspect of DTC’s or any participant’s records relating to, or for payments made on account of, beneficial interests in a book-entry security.

DESCRIPTION OF THE FIRST MORTGAGE BONDS

      The following summaries of certain provisions of the first mortgage bonds and the mortgage do not purport to be complete and are subject to, and are qualified in their entirety by express reference to, all the provisions of the mortgage, including the definitions of certain terms. Certain capitalized terms in this section are defined in the mortgage.

General

      Prior to the release date, we will issue any series of first mortgage bonds issued as collateral bonds to the senior trustee. Each issue of such collateral bonds to the senior trustee will be in a principal amount equal to the principal amount of the senior debt securities issued contemporaneously with such collateral bonds. Prior to the release date, we shall make payments of the principal of, and premium or interest on, each series of collateral bonds to the senior trustee, which payments shall be applied by the senior trustee to the satisfaction of all obligations then due on the related series of senior debt securities. The collateral bonds will be exchangeable for a like aggregate principal amount of collateral bonds of the same series of other authorized denominations at the office of the secured trustees in New York, New York.

Security and Priority

      The mortgage constitutes a first mortgage lien (subject to exceptions and reservations set forth therein, to “permissible encumbrances,” and to various matters specified under “Business; Franchises” and “Properties” in MichCon’s Form 10-K) upon substantially all of the fixed property and franchises of MichCon, consisting principally of gas distribution and transmission lines and systems, underground storage fields and buildings, including property of the character initially mortgaged which has been or may be acquired by MichCon subsequent to the execution and delivery of the mortgage. It prohibits creation of prior liens upon the mortgaged property, other than “permissible encumbrances,” but, within specified limitations in certain cases, property may be acquired subject to preexisting liens or purchase money and other liens created at the time or in connection with the acquisition of such property. The property excepted from the lien of the mortgage indenture consists principally of cash (unless deposited with the mortgage trustee under the mortgage indenture), accounts receivable, gas stored in reservoirs except to the extent specially pledged, materials and supplies, securities, vehicles and leases.

      The first mortgage bonds will rank equally and ratably (except as to sinking fund and other analogous funds established for the exclusive benefit of a particular series) with all first mortgage bonds, regardless of series, from time to time issued and outstanding under the mortgage.

Release of Property

      Unless an event of default shall have occurred and be continuing, MichCon is entitled to possess, use and enjoy all the property and appurtenances, franchise and rights conveyed by the mortgage. Subject to various limitations and requirements, MichCon may obtain a release of any part of the mortgaged property, except prior lien bonds, upon receipt by the mortgage trustee of cash, as adjusted, equal to the consideration, if any, received or to be received from the sale, surrender or other disposition of the property to be released or the then fair value thereof (whichever shall be greater).

Issuance of Additional First Mortgage Bonds

      We may issue additional first mortgage bonds under the mortgage in principal amounts (unlimited except as provided by law) equal to:

(1) 70% of the cost or fair value to MichCon, whichever is less, of unbonded net property additions made after December 31, 1943 (subject to deductions in certain cases, if such net property additions secure prior lien bonds);

(2) the sum of the principal amount of first mortgage bonds previously issued under the mortgage indenture, and of prior lien bonds theretofore deducted under the mortgage, which have been retired or are then being retired and have not theretofore been bonded; and

(3) the amount of cash deposited with the mortgage trustee for such purpose.

      We may issue first mortgage bonds on the basis of net property additions which include substantially all utility property subject to the mortgage or deposit of cash only if net earnings available for interest and depreciation (before deduction for income taxes) for any specified 12 consecutive calendar months within the preceding 15 months equal 2  1/2 times annual interest charges on the first mortgage bonds and any prior lien bonds. Such earnings requirement need not be met where first mortgage bonds are to be issued against first mortgage bonds or prior lien bonds which have been or are being retired as described in (2) above if the first mortgage bonds to be issued bear interest at a lower rate than the first mortgage bonds or prior lien bonds which have been or are to be retired, or if the proceeds from the first mortgage bonds to be issued are used to refund first mortgage bonds or prior lien bonds which have been retired within two years prior to such issuance unless additional first mortgage bonds requiring an earnings certificate have been issued in the period between the retirement of the retired first mortgage bonds and the issuance of the first mortgage bonds.

      As of March 31, 2001, MichCon had approximately $1.374 billion of unbonded net property additions, which would entitle it to issue approximately $962 million principal amount of additional first mortgage bonds on the basis of unbonded net property additions.

Withdrawal of Certain Cash

      Cash deposited with the mortgage trustee as a basis for the issuance of additional first mortgage bonds may be withdrawn by MichCon in amounts described above under “Issuance of Additional First Mortgage Bonds”.

Defeasance

      We may require the discharge of the mortgage or treat a series of first mortgage bonds as no longer outstanding thereunder if:

•	we deposit with the mortgage trustee monies or certain obligations of the United States of America or certain securities which are guaranteed by, or backed by obligations of, the United States of America, in an amount sufficient to pay, when due, the principal, premium if any, and any interest due and to become due; and

•	we deliver an opinion of counsel to the effect that registration is not required under the Investment Company Act of 1940, as amended, applicable laws are not violated, and such discharge will not result in a taxable event with respect to the first mortgage bonds the payment of which is being provided for.

      In such event, the obligation of MichCon duly and punctually to pay and cause to be paid the principal, premium, if any, and interest in respect of such first mortgage bonds shall be completely discharged. Thereafter, the holders of such first mortgage bonds shall be entitled to payment only out of funds on deposit with the mortgage trustee as stated above for their payment.

Modification of Mortgage

      In general, modifications or alterations of the mortgage and of the rights or obligations of MichCon and of the holders of first mortgage bonds, as well as waivers of compliance with the mortgage, may be made with the consent of holders of 60% of the first mortgage bonds, or, if less than all series of the first mortgage bonds are adversely affected, the consent of the holders of 60% of the first mortgage bonds adversely affected. No such modification, alteration or waiver may be made which will

•	permit the extension of the time or times of payment of the principal of, or the interest or the premium (if any) on, any first mortgage bond, or a reduction in the rate of interest thereon, or otherwise affect the terms of payment of the principal of, or the interest or the premium (if any) on, any first mortgage bond, or affect the right of any holder of first mortgage bonds to institute suit for the enforcement of any such payment on or after the due date thereof,

•	otherwise than as permitted by the mortgage, permit the creation of any lien ranking prior or equal to the lien of the mortgage with respect to any of the mortgaged properties, or

•	permit the reduction of the percentage of first mortgage bonds required for the making of any such modification, alteration or waiver.

Concerning the Secured Trustees

      Citibank is the mortgage trustee under the mortgage. Citibank has acted as paying agent on the outstanding first mortgage bonds and will act in the same capacity with respect to any additional first mortgage bonds issued under the mortgage indenture. It is also a depositary of funds of MichCon. Robert T. Kirchner, individual trustee under the mortgage, is an officer of Citibank. Citibank also serves as trustee for the senior debt securities. Citibank and its affiliates also act as a lender or provide other banking or investment banking and other financial services to MichCon and its affiliates. The Trust

Indenture Act contains limitations on the rights of the secured trustees, should they become creditors of MichCon, to obtain payment of claims in certain cases or to realize on certain property received by them in respect of any such claims, as security or otherwise. The secured trustees are permitted to engage in other transactions with MichCon and its subsidiaries from time to time, provided that if the secured trustees acquire any conflicting interests they must eliminate such conflicts upon the occurrence of an event of default under the mortgage, or else resign.

Default and Notice Thereof to Holders of First Mortgage Bonds

      The mortgage provides that, in case of an event of default as defined therein, the mortgage trustee or the holders of not less than 25% in principal amount of the first mortgage bonds may declare the principal and all accrued and unpaid interest of all first mortgage bonds, if not already due, to be immediately due and payable. The mortgage trustee, upon request of the holders of a majority in principal amount of the outstanding first mortgage bonds, shall waive such default and rescind any such declaration if such default is cured. The holders of a majority in principal amount of the first mortgage bonds shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the secured trustees and of exercising any power or trust conferred upon the secured trustees, but under certain circumstances, the secured trustees may decline to follow such directions or to exercise certain of their powers.

      Holders of first mortgage bonds have no right to enforce any remedy under the mortgage unless the secured trustees have first had a reasonable opportunity to do so following notice of default to the mortgage trustee and request by the holders of 25% in principal amount of the first mortgage bonds for action by the secured trustees with offer of indemnity satisfactory to the secured trustees against cost, expenses and liabilities that may be incurred thereby, but this provision does not impair the absolute right of any holder of first mortgage bonds to enforce payment of the principal of and interest on the holder’s first mortgage bond when due.

      The mortgage provides that the following shall constitute events of default:

•	failure to pay any installment of interest on any first mortgage bond when due and payable, and continuance of such failure for 60 days;

•	failure to pay the principal of any first mortgage bond when due and payable, whether at maturity, in connection with any sinking fund payment, or otherwise;

•	failure to pay any installment of interest on any prior lien bonds, and continuance of such failure for the period of grace, if any, specified in the prior lien securing such bonds;

•	failure to pay any installment applied to the purchase or redemption of any first mortgage bond, and continuance of such failure for 60 days; failure to pay the principal of any prior lien bond when due and payable, whether at maturity or otherwise;

•	failure on the part of MichCon to perform or observe any other covenant, agreement or condition contained in the mortgage indenture or in the first mortgage bonds or any prior lien bonds, continuance of such failure for 90 days after written notice to MichCon by the mortgage trustee or by the holders of not less than 25% in principal amount of the first mortgage bonds; and

•	insolvency or bankruptcy, receivership or similar proceedings initiated by MichCon, or initiated against MichCon and not dismissed or stayed within 45 days; and

•	failure to renew or extend MichCon’s corporate charter upon or prior to the expiration of such under the provision of its articles of incorporation or of law.

      The mortgage provides that the secured trustees shall give to the holders of first mortgage bonds notice of the happening of a default known to them within 90 days after the occurrence thereof (disregarding any period of grace in the defaults referred to above) unless such default shall have been cured, but except in case of default in the payment of principal, premium, if any, or interest on the first mortgage bonds or in the payment of any sinking fund installment, the secured trustees may withhold such notice if and so long as the board of directors, the executive committee or a trust committee of directors or responsible officers of the mortgage trustee in good faith determine that the withholding of such notice is in the interest of the holders of first mortgage bonds.

PLAN OF DISTRIBUTION

      MichCon may sell the senior debt securities through agents, underwriters or dealers, or directly to one or more purchasers without using underwriters or agents.

      MichCon may designate agents who agree to use their reasonable efforts to solicit purchases for the period of their appointment or to sell senior debt securities on a continuing basis.

      If MichCon uses underwriters for a sale of senior debt securities, the underwriters will acquire the senior debt securities for their own account. The underwriters may resell the senior debt securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the senior debt securities will be subject to the conditions set forth in the applicable underwriting agreement. The underwriters will be obligated to purchase all the senior debt securities offered if any of those senior debt securities are purchased. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers will be described in the applicable prospectus supplement and may be changed from time to time.

      Underwriters, dealers and agents that participate in the distribution of the senior debt securities may be underwriters as defined in the Securities Act and any discounts or commissions they receive from MichCon and any profit on their resale of the senior debt securities may be treated as underwriting discounts and commissions under the Securities Act. The applicable prospectus supplement will identify any underwriters, dealers or agents and will describe their compensation. MichCon may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act. Underwriters, dealers and agents may engage in transactions with or perform services for us or our subsidiaries in the ordinary course of their businesses.

Trading Markets and Listing of Securities

      Unless otherwise specified in the applicable prospectus supplement, each class or series of senior debt securities will be a new issue with no established trading market. MichCon may elect to list any class or series of debt securities on any exchange but is not obligated to do so. It is possible that one or more underwriters may make a market in a class or series of debt securities, but the underwriters will not be obligated to do so and may discontinue any market making at any time without notice. MichCon cannot give any assurance as to the liquidity of the trading market for any of the debt securities.

Stabilization Activities

      Any underwriter may engage in over-allotment, stabilizing transactions, short-covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act. Over-allotment involves sales in excess of the offering size, which create a short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Short-covering transactions involve purchases of the securities in the open market after the distribution is completed to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the securities originally sold by the dealer are purchased in a covering transaction to cover short positions. Those activities may cause the price of the securities to be higher than it would otherwise be. If commenced, the underwriters may discontinue any of the activities at any time.

LEGAL MATTERS

      The validity of the debt securities will be passed upon for MichCon by T. A. Hughes, Associate General Counsel. In addition, other customary legal matters relating to the offering of the debt securities, including matters relating to our due incorporation, legal existence and authorized capitalization, will be passed upon for MichCon by T. A. Hughes, Associate General Counsel. Mr. Hughes beneficially owns approximately 800 shares of DTE common stock and holds options to purchase an additional 30,750 shares. Except as otherwise set forth in a prospectus supplement, the validity of the debt securities will be passed upon for any underwriters, dealers or agents by Sidley Austin Brown & Wood LLP, New York, New York. Sidley Austin Brown & Wood LLP will rely on the opinion of Mr. Hughes with respect to Michigan law.

EXPERTS

      The consolidated financial statements and related financial statement schedule incorporated in this prospectus by reference from MichCon’s Annual Report on Form 10-K for the year ended December 31, 2000 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

      With respect to the unaudited interim financial information for the periods ended March 31, 2001 and 2000 which is incorporated herein by reference, Deloitte & Touche LLP have applied limited procedures in accordance with professional standards for a review of such information. However, as stated in their report included in MichCon’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim financial information because those reports are not “reports” or a “part” of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports, and other information with the Securities and Exchange Commission. Our Securities and Exchange Commission filings are available to the public over the Internet at the Securities and Exchange Commission’s web site at http://www.sec.gov. You may also read and copy any document we file at the Securities and Exchange Commission’s public reference rooms located at:

•	450 Fifth Street, N.W. Washington, D.C. 20549;
•	7 World Trade Center New York, New York 10048; and
•	Citicorp Center 500 West Madison Street Chicago, Illinois 60661.

      Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges.

      The Securities and Exchange Commission allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the Securities and Exchange Commission will automatically update and supersede this information. Until we sell all of the debt securities covered by this prospectus, we incorporate by reference the documents listed below and any future filings we make with the Securities and Exchange Commission under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934 (other than information in such documents that is deemed not to be filed):

•	Annual Report on Form 10-K for the year ended December 31, 2000, filed on March 15, 2001;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, filed on May 14, 2001;

•	Current Report on Form 8-K filed on March 22, 2001.

      Each of these documents is available from the Securities and Exchange Commission’s web site and public reference rooms described above. You may also request a copy of these filings, excluding exhibits, at no cost by writing or telephoning MichCon, at our principal executive office, which is:

Michigan Consolidated Gas Company
500 Griswold Street
Detroit, Michigan 48226
(313) 235-4000

      Our web site address is http://www.michcon.com. The information on our web site is not incorporated by reference into this prospectus. You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. MichCon has not authorized anyone to provide you with different information.

      MichCon is not making an offer of the debt securities covered by this prospectus in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement or in any other document incorporated by reference in this prospectus is accurate as of any date other than the date of those documents.

Michigan Consolidated Gas Company is a subsidiary of DTE Energy Company